File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ✓                          Form 40-F                     .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                          No      ✓      .

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:____________.]

Monthly Sales Report — May 2003
Regulated Announcement for the month of May 2003
SIGNATURES

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2003.

Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

May	Invoice amount	1,468,929	1,417,735	+51,194	+3.61%
May	Net Sales	1,416,794	1,301,595	+115,199	+8.85%

Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	May 2003 end	April 2003 end	Limit of lending

MXIC	0	0	21,654,634
MXIC’s subsidiaries	1,117,340	1,117,340	21,654,634

Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	May	Bal. As of period end

MXIC	13,534,147	0	3,726,780
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,608,800
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

Financial derivatives transactions (NT$: Million)

4-1	Hedging purpose

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	69	Underlying assets/liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	0	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2	Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2003

     This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of May 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders: None.

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of common		Accumulated number
		shares pledged as		of pledged common
Title	Name	of May 31, 2003	Date of pledged	shares

Executive Director and President	Miin Wu	3,510,000	2003/05/12	16,630,000

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on April 30, 2003	shares on April 30, 2003	units on May 31, 2003	shares on May 31, 2003

1,613,539.3	16,135,393.0	1,613,539.3	16,135,393.0

     Outstanding amount of Convertible Bonds

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on April 30, 2003	on May 31, 2003

0% Convertible Bonds Due 2003	NT$23.4226	US$0	US$0
1% Convertible Bonds Due 2005	NT$41.3505	US$0	US$0
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of May 2003.

     The acquisition of assets:

     Fund

		Trade Quantity	Purchase Price	Trade Amount
Date	Description of assets	(Unit)	(Per Unit) (NT$)	(NT$)

2003/05/05	President James Bond Fund	27,341,707.4000	14.6168~14.6422	400,000,000
2003/05/16	Central Diamond Bond Fund	27,642,386.59	10.8552~10.8847	300,607,100
2003/05/16	TIIM Bond Fund	22,425,336.5509	13.3841~13.4197	300,674,890
2003/05/29	President James Bond Fund	27,341,707.40	14.6399~14.6604	400,559,875

1-2	Bond: None

1-3	Share:

			Purchase Price
		Trade Quantity	(Per Share)	Trade Amount
Date	Description of assets	(Share)	(USD$)	(USD$)

2003/05/01	Shares Certificate of Macronix (BVI) Co., Ltd	20,000,000	1.00	20,000,000

     The disposition of assets: None

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 16, 2003	By:	/s/ Paul Yeh Name: Paul Yeh
Title: Associate Vice President of Finance Center